EXHIBIT 21.1

Subsidiaries of

Constellation Energy Partners LLC

Jurisdiction of Organization
CEP Mid-Continent LLC	Delaware
CEP Services Company, Inc.	Delaware
Northeast Shelf Energy, L.L.C.	Oklahoma
Mid-Continent Oilfield Supply, L.L.C.	Oklahoma
Robinson’s Bend Operating II, LLC	Delaware
Robinson’s Bend Production II, LLC	Delaware

*	The names of certain indirectly owned subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary pursuant to Rule 1-02(W) of Regulation S-X.
*	On February 28, 2013, Robinson’s Bend Operating II, LLC and Robinson’s Bend Production II, LLC, were sold.